Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.5MM 151.5MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: July 2, 2004	No. 21/04

FAIRVEST, CANADA’S LEADING INDEPENDENT PROXY
ADVISORY FIRM RECOMMENDS IAMGOLD
SHAREHOLDERS VOTE IN FAVOUR OF WHEATON RIVER TRANSACTION

Toronto, Ontario: July 2, 2004 — IAMGOLD Corporation is pleased to advise its shareholders that Fairvest*, Canada's leading independent proxy advisory firm and an affiliate of Institutional Shareholder Services (ISS), yesterday reconfirmed its earlier decision recommending that IAMGOLD shareholders vote IN FAVOUR of the proposed business combination between IAMGOLD and Wheaton River Minerals Ltd. Fairvest/ISS is also recommending that shareholders DO NOT VOTE on the Golden Star dissident green proxy form.

In its decision, Fairvest thoroughly reviewed the IAMGOLD - Wheaton River Minerals Ltd. (“Wheaton”) transaction and the revised offer by Golden Star Resources with respect to accretion/dilution to IAMGOLD shareholders, premiums/discounts and trading prices, production and cash costs and the growth profile and risk profiles of the two alternative transactions. Fairvest has decided to maintain its earlier recommendation that shareholders VOTE IN FAVOUR of the proposed IAMGOLD - Wheaton transaction and all other resolutions put forward in the upcoming meeting of IAMGOLD shareholders.

Joseph Conway, President and CEO of IAMGOLD commented on the Fairvest recommendation stating: “IAMGOLD continues to appreciate the support of Fairvest as an unbiased investment advisor and its recognition of the value to IAMGOLD shareholders of the IAMGOLD - Wheaton transaction. This support is particularly significant in-light of the opportunistic and highly conditional bid by Golden Star. We look forward to the shareholder meeting on Tuesday July 6th, at which our shareholders will finally have a chance to vote on the transaction.”

* Permission to disclose the Fairvest recommendation was neither sought nor obtained.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD or Wheaton River Minerals Ltd. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	or	Tom Atkins
President & Chief Executive Officer		Vice President, Investor Relations
Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.